390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-2

POLYMET ANNOUNCES FISCAL 2011 THIRD QUARTER RESULTS

Hoyt Lakes, Minnesota, January 17, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) reported today its financial results for the three months ended October 31, 2010, which have been filed at www.polymetmining.com and on SEDAR. All amounts are in U.S. funds.

PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Highlights

  At October 31, 2010 PolyMet had cash and cash equivalents of $4.994 million compared with $2.926 million at October 31, 2009. After October 31, 2010, the Company agreed to sell 15 million shares of common stock to Glencore AG ("Glencore") at $2.00 per share for anticipated net proceeds of $28.8 million.

  During the nine months ended October 31, 2010, PolyMet repaid $1.500 million notes payable to Cliffs Natural Resources, Inc. related to the acquisition of the Erie Plant.

  Third quarter loss for the three months ended October 31, 2010 was $210,000 compared with $841,000 in the prior year period. General and administrative expenses were $378,000 for the quarter compared with $883,000 for the prior year period. Excluding a one-time non-cash reversal of prior accrual of stock-based compensation in the latest quarter, general and administrative expense was $581,000 compared with $786,000 for the prior period (excluding a non-cash charge of $97,000 for stock-based compensation during that period).

For the nine months ended October 31, 2010 we reported a loss of $3.563 million compared with $2.858 million in the prior year. The increase in the loss for the period was primarily attributable to writing-off deferred financing costs related to the advisory services provided by BNP Paribas Loan Services ("BNPP"), of which $1.197 million was the fair value of warrants issued. Excluding this write-off and non-cash stock-based compensation, general and administrative expense totaled $2.222 million for the nine months ended October 31, 2010, compared with $2.099 million in the prior year period.

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Key Statistics

PolyMet Mining Corp.	Three months ended		Nine months ended
(in '000 US dollars, except per share amounts)	October 31,		October 31,

	2010	2009	2010	2009

Financial Position
Cash and equivalents	4,994	2,926
Net current assets	1,056	(2,515)
Long term liabilities	41,140	42,884
Shareholders' equity	93,777	72,551

Financial Results
General and administrative (expense)	(378)	(883)	(3,883)	(2,981)
Other income (loss)	168	42	320	123

Income	(210)	(841)	(3,563)	(2,858)
Income per share	(0.00)	(0.01)	(0.02)	(0.02)

Investing Activities
NorthMet Property	3,771	4,450	12,734	12,553

Weighted average shares outstanding	149,463,703	139,078,875	149,167,531	138,467,337

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one and a half million hours of construction labor and create 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include, but are not limited to, PolyMet’s expectation with respect to applying to the applicable securities regulatory authorities for a revocation of the management cease trade order, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2010 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the nine months ended October 31, 2010 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.